UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. __)1

Greg Manning Auctions, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

563823103
(CUSIP Number)

May 30, 2001
(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which Schedule is filed:

        [  ] Rule 13d-1 (b)

        [X] Rule 13d-1 (c)

        [  ] Rule 13d-1 (d)

        1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 563823103		Page 2 of 6 Pages
SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Tail Wind Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5	SOLE VOTING POWER	758,436

	6	SHARED VOTING POWER	0

	7	SOLE DISPOSITIVE POWER	758,436

	8	SHARED DISPOSITIVE POWER	0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,436

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.48%

12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 563823103	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Greg Manning Auctions, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

775 Passaic Avenue West Caldwell, New Jersey 07006

Item 2(a).	Name of Person Filing:

The Tail Wind Fund, Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Windermere House 404 East Bay Street P.O. Box SS-5539 Nassau, Bahamas

Item 2(c).	Citizenship:

British Virgin Islands

Item 2(d).	Title of Class of Securities:

This statement relates to 758,436 shares of common stock, par value $0.01 per share (the “Common Stock”), of Greg Manning Auctions, Inc., a Delaware corporation (the “Company”).

Item 2(e).	CUSIP Number:

536823103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act,

(b) [ ] Bank as defined in Section 3(a)(6) of the Act,

CUSIP No. 563823103	Page 4 of 6 Pages

(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

(d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

(e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

(g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

(h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box [X]

Item 4.	Ownership.

(a)	Amount beneficially owned:

758,436 shares

(b)	Percent of class:

7.48%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 758,436

(ii)	Shared power to vote or to direct the vote: 0

CUSIP No. 563823103	Page 5 of 6 Pages

(iii)	Sole power to dispose or to direct the disposition of: 758,436

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

None.

Item 10.	Certification.

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.”

CUSIP No. 563823103	Page 6 of 6 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2001

The Tail Wind Fund, Ltd.

By:	Brighton Holdings Limited, as Sole Director

By:	/s/ Michael M. Darville
Name: Michael M. Darville Title: Director

By:	/s/ C. Dianne Bingham
Name: C. Dianne Bingham Title: Director